UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December 2017

Commission File No. 001-33562

PLATINUM GROUP METALS LTD.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]                 Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Explanatory Note

This amendment to Form 6-K submitted on September 6, 2017, is being furnished to the Commission to incorporate by reference Exhibit 99.2 into the registrant’s Registration Statement on Form F-10, and to include and incorporate by reference Exhibit 99.3 as an exhibit to the registrant’s Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017	PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT 99.2 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985) (THE “REGISTRATION STATEMENT”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBIT 99.3 IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Exhibit	Description
99.1*	News Release dated September 6, 2017
99.2*	Material Change Report dated September 6, 2017
99.3	Consent of R. Michael Jones

*Previously included in the registrant’s Form 6-K submitted on September 6, 2017.